FOR THE QUARTER ENDED SEPTEMBER 30 , 2003

THIRD QUARTER REPORT
TO SHAREHOLDERS    3

FINANCIAL HIGHLIGHTS

	For the three months ended			As at and for the nine months ended
	September 30			September 30
(Canadian $ in millions unless otherwise stated and
per share information, unaudited)	2003	2002	% Change	2003	2002	% Change

Net income	$395	$324	22	$1,120	$1,001	12
Less: net income (loss) attributed to participating policyholders	(1)	(3)	N/A	2	(5)	N/A

Net income attributed to shareholders	$396	$327	21	$1,118	$1,006	11
Preferred share dividends	4	—	N/A	4	—	N/A

Net income available to common shareholders	$392	$327	20	$1,114	$1,006	11

PREMIUMS AND DEPOSITS:
Life and health insurance premiums	$2,003	$2,161	(7)	$6,036	$6,196	(3)
Annuity and pension premiums	456	665	(31)	1,861	1,818	2
Segregated fund deposits	4,232	3,758	13	12,909	12,548	3
Mutual fund deposits	502	291	73	1,154	936	23
ASO premium equivalents	218	211	3	654	646	1

Total premiums and deposits *	$7,411	$7,086	5	$22,614	$22,144	2

FUNDS UNDER MANAGEMENT:
General fund				$78,411	$80,493	(3)
Segregated funds				65,385	53,966	21
Mutual funds				3,016	1,988	52
Other managed funds				4,028	2,801	44

Total funds under management				$150,840	$139,248	8

CAPITALIZATION:
Subordinated debt				$1,351	$1,433	(6)
Non-controlling interest in Manulife Financial Capital Trust				1,000	1,000	—
Trust preferred securities issued by subsidiaries				665	781	(15)
Equity
Participating policyholders’ equity				94	95	(1)
Shareholders’ equity
Preferred shares				344	—	N/A
Common shares				599	600	—
Contributed surplus				11	—	N/A
Shareholders’ retained earnings				8,235	7,868	5

Total capital				$12,299	$11,777	4

SELECTED KEY PERFORMANCE MEASURES:
Basic earnings per common share	$0.85	$0.69		$2.41	$2.10
Diluted earnings per common share	$0.84	$0.69		$2.40	$2.08
Return on common shareholders’ equity (annualized)	17.9%	15.2%		17.2%	15.9%
Book value per common share				$19.11	$18.13
Common shares outstanding (in millions)
End of period				463	467
Weighted average — basic	463	474		463	480
Weighted average — diluted	466	477		466	483

*	On a constant currency basis, total premiums and deposits for the three and nine months ended September 30, 2003 increased by approximately 15% and 10%, respectively, compared to the same periods in 2002.

MESSAGE TO SHAREHOLDERS

Manulife Financial reports record quarterly earnings.
Shareholders’ net income increases 21 per cent from the prior year.

Manulife Financial Corporation reported record shareholders’ net income of $396 million for the third quarter of 2003. The 21 per cent year-over-year increase in earnings was attributable to the impact of business growth, an improved expense position and favourable equity markets. The continued rally in the equity markets in the third quarter had a positive influence on segregated fund guarantees, fee revenue and investment income.

Earnings per common share increased by 23 per cent to $0.85 from $0.69 reported in 2002. Return on common shareholders’ equity for the quarter was 17.9 per cent compared to 15.2 per cent for the same period last year.

Total premiums and deposits for the quarter were $7.4 billion, five per cent higher than the third quarter of 2002. Higher sales in the North American insurance businesses, growth in Asia and the turnaround in the equity markets contributed to the growth. Funds under management as at September 30, 2003 of $150.8 billion increased by $6.5 billion or five per cent from second quarter levels and by eight per cent compared to a year ago.

Currency exchange rates, particularly the depreciation of the U.S. dollar and Japanese yen, had a dampening impact on results in the quarter. The estimated impact of currency movements on the translation of shareholders’ net income, premiums and deposits, and funds under management were declines of $25 million, $650 million, and $14.5 billion, respectively, compared to a year ago.

Manulife has once again produced record quarterly results. The strong organic growth in the Company’s core markets, which results from an ongoing focus on expanded distribution, new and innovative products, and superior customer service is producing dividends for shareholders. The Company’s higher earnings reflect the continued improvements in global equity markets, solid sales growth, market share gains in several businesses, and the positive impact of cost containment initiatives and productivity gains. These factors contributed to Manulife Financial delivering an above industry average return on common shareholders’ equity of 17.9 per cent for the quarter. The recently announced intention to merge with John Hancock provides a tremendous opportunity for Manulife to build on its already strong base.

OPERATING HIGHLIGHTS

PRODUCT AND SERVICE DEVELOPMENTS

Manulife is committed to providing real value to its customers by providing the highest quality products, services, advice and sustainable value to meet their individual needs. Manulife’s success is reflected in significant market share gains in several businesses. During the third quarter, the Company delivered on its promise to customers with many new and enhanced products and services:

•	Manulife USA introduced Manulife UL-G, a new universal life insurance product. Designed with lifetime guarantees and significant premium reductions for clients at younger ages, this new product offers more funding choices and increased affordability to policyholders. Manulife USA is a leading player in the U.S. universal life insurance market, ranking seventh in market share with the largest average policy face amount according to the second quarter 2003 LIMRA survey.

•	Manulife’s Canadian Pension Operations launched an electronic enrolment service to complement its already strong Internet support services for its customers. The new service provides plan members with easy-to-use online tools to learn about and enroll in their group savings plans, while plan administrators have several self-service options to track new enrolments. Strong sales momentum in the Accumulation Products business has resulted in Canadian Pension Operations new business ranking improving to second place in Q2 year-to-date 2003 sales from sixth place in 2002 (Q2, 2003 LIMRA report).

•	In Japan, Manulife Life Insurance Company launched ManuVest, a new variable annuity insurance product with a minimum guarantee on annuity capital. Policyholders can invest among three types of balanced funds, each with different risk/return relationships, while having the peace of mind that comes from a guarantee. And, in only the 23rd month following its launch, Manulife Japan issued its 100,000th ManuFlex universal life policy, an innovative product in this market.

•	In the United States, the Group Pensions business introduced Manulife Retirement Select, a 401(k) product with mutual fund investment alternatives. The expanded product line capitalizes on Manulife’s success as the leading seller of small case 401(k) plans (Q2, 2003 LIMRA/Cerulli survey). Manulife was also recognized for its superior 401(k) participant communication tools, receiving a Signature Award in the Targeted Interactive Communication Tool category from the Profit Sharing/401(k) Council of America in their annual competition.

•	Manulife Hong Kong has expanded its Mandatory Provident Fund product portfolio through the addition of two lifestyle funds, providing its plan members with a more comprehensive range of investment options. Manulife’s leading position in customer service among Mandatory Provident Fund providers was reinforced in two recent surveys, conducted by AC Neilson and Next Magazine, both of which ranked Manulife Hong Kong number one.

CORPORATE DEVELOPMENTS

•	On September 28, 2003, Manulife Financial Corporation and John Hancock Financial Services, Inc. announced that their Boards of Directors each unanimously agreed to a merger of the companies, creating a leading global insurance franchise. The combined companies’ competitive strength will be marked by the diversity and depth of their products and distribution, a leading position in the marketplace across all of its core business lines and economies of scale. The merger is subject to customary closing conditions, including receipt of required regulatory approvals and approval by John Hancock stockholders. The merger is expected to close in the second quarter of 2004.

•	Manulife Indonesia announced two acquisitions during the third quarter, which together solidify the company’s position as one of the strongest life insurance companies in the country. With the purchase of the Indonesian life insurance business of Zurich Financial and the acquisition of PT ING-Aetna Life Indonesia, Manulife Indonesia will significantly increase its customer base. In addition, Manulife Indonesia’s 2,800-person agency force is expected to grow by more than 50 per cent.

•	Manulife-Sinochem, Manulife’s joint venture in China, was granted a branch license for Beijing and expects to commence operations in this city very soon. Manulife-Sinochem has been an industry pioneer since it began operations in Shanghai in 1996. Today, the Company is a major player in China’s insurance market with more than 3,300 agents serving more than 200,000 customers in Shanghai and Guangzhou.

/s/ Dominic D’Alessandro
DOMINIC D’ALESSANDRO
President and
Chief Executive Officer

KEY PERFORMANCE MEASURES

SHAREHOLDERS’ NET INCOME	BASIC EARNINGS PER COMMON SHARE	RETURN ON COMMON SHAREHOLDERS’ EQUITY
(Canadian $ in millions, unaudited)	(Canadian $, unaudited)	(Canadian GAAP annualized %, unaudited)

PREMIUMS & DEPOSITS (Canadian $ in millions, unaudited)	FUNDS UNDER MANAGEMENT (Canadian $ in billions, unaudited)	CAPITAL (Canadian $ in millions, unaudited)

MANAGEMENT’S ANALYSIS OF OPERATIONS

NET INCOME

Manulife Financial Corporation reported shareholders’ net income of $396 million for the third quarter ended September 30, 2003, up 21 per cent from $327 million in 2002 despite the negative impact of a strengthened Canadian dollar, which reduced earnings by approximately $25 million. This increase reflected a growing business base particularly in the Asian Division, improved equity markets and favourable claims experience in the Canadian Division, partially offset by less favourable mortality results in the Reinsurance and U.S. Divisions and increased costs related to new business.

For the nine months ended September 30, 2003, shareholders’ net income was $1,118 million, an increase of 11 per cent over 2002.

EARNINGS PER COMMON SHARE AND RETURN ON COMMON SHAREHOLDERS’ EQUITY

The third quarter earnings per common share were $0.85 compared to $0.69 in 2002, up 23 per cent. For the three months ended September 30, 2003, return on common shareholders’ equity was 17.9 per cent compared to 15.2 per cent for the same period in 2002.

Year-to-date return on common shareholders’ equity and earnings per common share were 17.2 per cent and $2.41, respectively.

PREMIUMS AND DEPOSITS

Third quarter premiums and deposits were $7.4 billion in 2003, up five per cent compared to $7.1 billion in the third quarter of 2002. Premiums and deposits increased by approximately 15 per cent after excluding the impact of a strengthened Canadian dollar. This increase was driven by sales of variable annuity products in the U.S. and Japan and wealth management products in Canada, the U.S. and Asia, partially offset by reduced Reinsurance premiums.

FUNDS UNDER MANAGEMENT

Funds under management increased by eight per cent to $150.8 billion as at September 30, 2003 compared to $139.2 billion as at September 30, 2002. General fund assets decreased by three per cent to $78.4 billion from a year ago as business growth was more than offset by a $6.6 billion decline due to a strengthened Canadian dollar. Segregated fund assets increased to $65.4 billion from $54.0 billion as at September 30, 2002. Strong net policyholder cash flows of 401(k) and annuity products in the U.S. and positive net segregated fund cash flows in Canada over the past 12 months were partially offset by the $7.7 billion reduction caused by a strengthened Canadian dollar.

CAPITAL

Total capital increased to $12.3 billion as at September 30, 2003 compared to $11.8 billion as at September 30, 2002. This increase was primarily the result of net income in the past 12 months and the issuance of $350 million of preferred shares in the second quarter, partially offset by shareholder dividends, the repurchase of four million common shares for $130 million in the fourth quarter of 2002, and the negative impact of a strengthened Canadian dollar.

PROPOSED BUSINESS COMBINATION WITH JOHN HANCOCK FINANCIAL SERVICES, INC.

On September 28, 2003, the Company announced that it had entered an agreement with John Hancock Financial Services, Inc. under which John Hancock will merge with a newly-formed wholly-owned subsidiary of the Company. In conjunction with this transaction, Manulife Financial Corporation expects to issue approximately 337 million common shares, subject to adjustment. The transaction is expected to close in the second quarter of 2004 and is subject to customary closing conditions, including the approval of the shareholders of John Hancock and the receipt of applicable regulatory approvals.

RESULTS OF OPERATIONS BY DIVISION

U.S. DIVISION

U.S. Division’s 2003 third quarter net income was $120 million compared to $116 million reported in the third quarter of 2002. Year-to-date net income was $338 million compared to $345 million in 2002. Growth in earnings continued to be unfavourably impacted by the weakened U.S. dollar. On a U.S. dollar basis, third quarter earnings increased by 18 per cent over the third quarter of 2002 due to equity market improvements, sustained business growth and continued tight management of expenses. Earnings growth was partially offset by increased variable annuity new business strain and mortality experience which, while favourable, was less than the very good results experienced in the third quarter of 2002. Premiums and deposits for the quarter of $4.1 billion were consistent with the amount reported in the third quarter of 2002. On a U.S. dollar basis, premiums and deposits increased by 12 per cent due to strong growth in all businesses. Variable annuity sales remained strong during the quarter as a result of the new Scudder distribution arrangement and improved investor confidence, while the 12 per cent growth of 401(k) pension participants over the past 12 months has resulted in a significant increase in recurring group pension contributions. A healthy 24 per cent growth in insurance premiums was also achieved due to excellent universal life sales. As at September 30, 2003, funds under management of $75.4 billion were nine per cent or $6.1 billion higher than a year ago. On a U.S. dollar basis, funds under management increased by 28 per cent as a result of improved equity markets and continued strong net policyholder cash flows.

CANADIAN DIVISION

Canadian Division shareholders’ net income increased by 55 per cent to $131 million in the third quarter from the $85 million reported in the third quarter of 2002. Year-to-date shareholders’ earnings of $350 million were up 27 per cent over the first three quarters of 2002. The increase in this quarter’s earnings was driven by favourable claims experience in Individual Life, improved margins in Group Benefits, business growth in the insurance businesses, and favourable investment performance in the quarter compared to the significant negative impact of the material decline in equity markets in the third quarter of 2002. Premiums and deposits for the quarter were $1.6 billion, up 14 per cent over the $1.4 billion from the same quarter last year. All businesses contributed favourably, with Group Pensions and Individual Wealth Management showing very strong growth of 45 per cent and 22 per cent, respectively. Funds under management as at September 30, 2003 were $38.0 billion, an increase of $4.2 billion over the same time last year. This increase reflects positive net segregated and mutual fund cash flows over the past 12 months, the organic growth of all lines of business, and the impact of improved equity markets.

ASIAN DIVISION

Asian Division’s shareholders’ net income increased by 22 per cent to $88 million in the third quarter of 2003 from $72 million in 2002. Year-to-date shareholders’ net income was $219 million, an increase of 18 per cent over 2002. On a constant currency basis, this quarter’s shareholders’ net income increased by 37 per cent. The increase for the quarter reflected positive contributions across the Division particularly from growth in the Hong Kong Insurance and Pensions businesses, as well as the Indonesia and Philippines operations. Total premiums and deposits were $1,007 million, an increase of $220 million or 28 per cent from $787 million in 2002. On a con-

stant currency basis, premiums and deposits increased by approximately 45 per cent, primarily due to the excellent growth in the mutual funds businesses in Hong Kong and Indonesia. Funds under management increased by 28 per cent to $12.6 billion as at September 30, 2003 from $9.8 billion in 2002. This increase was due to business growth across the Division, particularly in Mandatory Provident Fund deposits in Hong Kong; an increase in institutional funds managed by Hong Kong Manulife Assets Management; and mutual fund deposits in Hong Kong and Indonesia over the past 12 months, partially offset by the negative impact of a strengthened Canadian dollar.

JAPAN DIVISION

Japan Division’s net income was $28 million in the third quarter of 2003, up from $27 million in the third quarter of 2002. Year-to-date earnings were $78 million compared to $85 million in 2002. The slight increase in the quarter’s net income reflected the favourable impact of improved equity markets and the benefit of cost reductions from a successful Voluntary Retirement Program earlier in the year, offset by lower earnings from a smaller in force block, higher costs to support a growing agent base and the impact of a strengthened Canadian dollar. Premiums and deposits increased by 22 per cent in the third quarter to $500 million compared to the same quarter of 2002. This increase reflected higher sales of variable annuity products generated through the new bank distribution channel and Nikko Cordial Securities. Funds under management decreased by $1.8 billion to $11.8 billion as at September 30, 2003 compared to $13.6 billion as at September 30, 2002. Over the past 12 months, increases from premiums and deposits were more than offset by the impact of a weakened Japanese yen and benefit payments to policyholders.

REINSURANCE DIVISION

Reinsurance Division reported net income of $41 million in the third quarter of 2003, slightly lower than the $42 million reported in the third quarter of 2002. Year-to-date net income increased to $149 million from $132 million in 2002. On a U.S. dollar basis, net income for the quarter increased eight per cent over the prior year. This increase was primarily due to improved investment performance in the quarter when compared to the significant negative impact of the material market decline in the third quarter of 2002, partially offset by unfavourable claims in the Life Retrocession business. Premiums of $185 million were $146 million or 44 per cent lower than in the third quarter of 2002. The reduction was driven by significant one-time premiums reported in the Property and Casualty Reinsurance line in 2002. General fund assets decreased by 15 per cent to $3.7 billion as at September 30, 2003 from $4.3 billion as at September 30, 2002 as business growth was more than offset by the impact of a weakened U.S. dollar.

RISK MANAGEMENT

The Company’s risk management practices and key risk factors are outlined on pages 49 to 57 of the 2002 Annual Report. The risk factors affecting the Company remain substantially unchanged, and the associated risk profile continues to be in compliance with the risk management policies approved by the Audit and Risk Management Committee of the Board of Directors.

QUARTERLY DIVIDEND

On July 24, 2003, the Board of Directors declared a quarterly shareholders’ dividend of $0.21 per share on common shares and a preferred share dividend of $0.25625 per share on the Non-cumulative Class A Shares Series 1 of the Company. The dividends were paid on September 19, 2003 to shareholders of record at the close of business on August 15, 2003.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended		For the nine months ended
	September 30		September 30
(Canadian $ in millions unless otherwise stated and
per share data, unaudited)	2003	2002	2003	2002

Revenue
Premium income	$2,459	$2,826	$7,897	$8,014
Investment income	1,126	1,031	3,397	3,072
Other revenue	394	378	1,127	1,126

Total revenue	$3,979	$4,235	$12,421	$12,212

Policy benefits and expenses
To policyholders and beneficiaries
Death and disability benefits	$735	$885	$2,261	$2,505
Maturity and surrender benefits	676	940	2,421	3,140
Annuity payments	311	341	933	987
Policyholder dividends and experience rating refunds	233	239	660	685
Net transfers to (from) segregated funds	241	(112)	607	494
Change in actuarial liabilities	245	554	976	99
General expenses	603	596	1,866	1,801
Commissions	319	282	944	896
Interest expense	65	67	190	180
Premium taxes	27	28	87	84
Non-controlling interest in subsidiaries	20	17	58	55
Trust preferred securities issued by subsidiaries	15	16	45	49

Total policy benefits and expenses	$3,490	$3,853	$11,048	$10,975

Income before income taxes	$489	$382	$1,373	$1,237
Income taxes	(94)	(58)	(253)	(236)

Net income	$395	$324	$1,120	$1,001

Net income (loss) attributed to participating policyholders	$(1)	$(3)	$2	$(5)

Net income attributed to shareholders	$396	$327	$1,118	$1,006
Preferred share dividends	4	—	4	—

Net income available to common shareholders	$392	$327	$1,114	$1,006

Weighted average number of common shares outstanding (in millions)	463	474	463	480
Weighted average number of diluted common shares outstanding (in millions)	466	477	466	483
Basic earnings per common share	$0.85	$0.69	$2.41	$2.10
Diluted earnings per common share	$0.84	$0.69	$2.40	$2.08

The accompanying notes are an integral part of these interim consolidated financial statements.

/s/ Dominc D’Alessandro	/s/ Arthur R. Sawcuk
DOMINIC D’ALESSANDRO	ARTHUR R. SAWCHUK
President and Chief Executive Officer	Chairman of the Board of Directors

CONSOLIDATED BALANCE SHEETS

As at	September 30	December 31	September 30
(Canadian $ in millions, unaudited)	2003	2002	2002

ASSETS
Invested assets
Bonds	$44,204	$46,677	$47,515
Mortgages	10,150	9,294	8,685
Stocks	6,353	6,898	7,017
Real estate	3,845	3,570	3,526
Policy loans	4,515	4,939	4,910
Cash and short-term investments	4,547	5,143	3,854
Bank loans	812	566	516
Other investments	816	475	384

Total invested assets	$75,242	$77,562	$76,407

Other assets
Accrued investment income	$944	$1,010	$1,036
Outstanding premiums	515	558	816
Future income taxes	—	132	238
Goodwill	584	634	625
Miscellaneous	1,126	1,299	1,371

Total other assets	$3,169	$3,633	$4,086

Total assets	$78,411	$81,195	$80,493

Segregated fund net assets	$65,385	$58,831	$53,966

LIABILITIES AND EQUITY
Actuarial liabilities	$52,490	$56,397	$56,031
Benefits payable and provision for unreported claims	2,293	2,693	2,609
Policyholder amounts on deposit	2,545	2,835	2,823
Deferred realized net gains	3,434	3,297	3,288
Banking deposits	2,223	1,437	1,355
Future income taxes	51	—	—
Other liabilities	3,019	2,499	2,536

	$66,055	$69,158	$68,642
Subordinated debt	1,351	1,436	1,433
Non-controlling interest in subsidiaries	1,057	1,059	1,074
Trust preferred securities issued by subsidiaries	665	794	781
Equity
Participating policyholders’ equity	94	92	95
Shareholders’ equity
Preferred shares (note 3)	344	—	—
Common shares	599	596	600
Contributed surplus	11	—	—
Shareholders’ retained earnings	8,235	8,060	7,868

Total equity	$9,283	$8,748	$8,563

Total liabilities and equity	$78,411	$81,195	$80,493

Segregated fund net liabilities	$65,385	$58,831	$53,966

The accompanying notes are an integral part of these interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF EQUITY

For the nine months ended September 30	Participating
(Canadian $ in millions, unaudited)	Policyholders	Shareholders	2003	2002

Preferred shares
Balance, January 1	$—	$—	$—	$—
Preferred shares issued (note 3)	—	350	350	—
Issuance costs, net of tax	—	(6)	(6)	—

Balance, September 30	$—	$344	$344	$—

Common shares
Balance, January 1	$—	$596	$596	$614
Common shares issued on exercise of options	—	3	3	7
Purchase and cancellation of common shares	—	—	—	(21)

Balance, September 30	$—	$599	$599	$600

Contributed surplus
Balance, January 1	$—	$—	$—	$—
Change during the period	—	11	11	—

Balance, September 30	$—	$11	$11	$—

Operating retained earnings
Balance, January 1	$92	$7,723	$7,815	$7,392
Net income	2	1,118	1,120	1,001
Preferred share dividends	—	(4)	(4)	—
Common share dividends	—	(264)	(264)	(202)
Purchase and cancellation of common shares	—	—	—	(575)
Transfer of participating policyholders’ retained earnings from acquisition	—	—	—	38

Balance, September 30	$94	$8,573	$8,667	$7,654

Currency translation account
Balance, January 1	$—	$337	$337	$287
Change during the period	—	(675)	(675)	22

Balance, September 30	$—	$(338)	$(338)	$309

Total retained earnings	$94	$8,235	$8,329	$7,963

Total equity	$94	$9,189	$9,283	$8,563

The accompanying notes are an integral part of these interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended		For the nine months ended
	September 30		September 30

(Canadian $ in millions, unaudited)	2003	2002	2003	2002

Operating activities
Operating cash inflows
Premiums and annuity considerations	$2,406	$2,556	$7,940	$7,681
Investment income received	939	919	3,168	3,022
Other revenue	394	378	1,127	1,126

Total operating cash inflows	$3,739	$3,853	$12,235	$11,829

Operating cash outflows
Benefit payments	$1,689	$1,920	$6,015	$6,440
Insurance expenses and taxes	1,061	1,001	3,204	2,974
Dividends paid to policyholders	233	239	660	685
Net transfers to (from) segregated funds	241	(112)	607	494
Change in other assets and liabilities	(176)	399	(800)	256

Total operating cash outflows	$3,048	$3,447	$9,686	$10,849

Cash provided by operating activities	$691	$406	$2,549	$980

Investing activities
Purchases and mortgage advances	$(12,001)	$(9,449)	$(31,712)	$(33,719)
Disposals and repayments	9,837	9,168	27,565	32,004
Cash received from acquisition of business, net of cash paid	—	—	—	(103)

Cash used in investing activities	$(2,164)	$(281)	$(4,147)	$(1,818)

Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	$(223)	$(62)	$547	$(227)
Banking deposits, net	334	40	786	586
Preferred shareholder dividends	(4)	—	(4)	—
Common shareholder dividends	(97)	(67)	(264)	(202)
Borrowed (repaid) funds, net	(1)	(1)	(2)	(2)
Common shares issued on exercise of options	1	1	3	7
Purchase and cancellation of common shares	—	(596)	—	(596)
Preferred shares issued, net (note 3)	—	—	344	—

Cash provided by (used in) financing activities	$10	$(685)	$1,410	$(434)

Cash and short-term investments
Decrease during the period	$(1,463)	$(560)	$(188)	$(1,272)
Currency impact on cash and short-term investments	35	118	(474)	93
Balance, beginning of period	5,674	4,024	4,908	4,761

Balance, September 30	$4,246	$3,582	$4,246	$3,582

COMPOSITION OF CASH AND SHORT-TERM INVESTMENTS
Beginning of period
Gross cash and short-term investments	$5,899	$4,248	$5,143	$4,995
Net payments in transit, included in other liabilities	(225)	(224)	(235)	(234)

Net cash and short-term investments, beginning of period	$5,674	$4,024	$4,908	$4,761

End of period
Gross cash and short-term investments	$4,547	$3,854	$4,547	$3,854
Net payments in transit, included in other liabilities	(301)	(272)	(301)	(272)

Net cash and short-term investments, September 30	$4,246	$3,582	$4,246	$3,582

The accompanying notes are an integral part of these interim consolidated financial statements.

SEGREGATED FUNDS
CONSOLIDATED STATEMENTS OF NET ASSETS

As at	September 30	December 31	September 30
(Canadian $ in millions, unaudited)	2003	2002	2002

Investments, at market values
Bonds	$5,153	$3,698	$2,693
Stocks	56,725	51,014	46,499
Mortgages	—	26	10
Cash and short-term investments	3,479	4,119	4,823
Accrued investment income	14	10	10
Other assets (liabilities), net	14	(36)	(69)

Total segregated fund net assets	$65,385	$58,831	$53,966

Composition of segregated fund net assets:
Held by Policyholders	$65,086	$58,450	$53,563
Held by the Company	299	381	403

Total segregated fund net assets	$65,385	$58,831	$53,966

SEGREGATED FUNDS
CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

	For the three months ended		For the nine months ended
	September 30		September 30

(Canadian $ in millions, unaudited)	2003	2002	2003	2002

Additions
Deposits from policyholders	$4,232	$3,758	$12,935	$12,867
Net realized and unrealized investment gains (losses)	1,871	(6,967)	5,810	(12,987)
Interest and dividends	263	252	932	883
Net transfers from (to) general fund	241	(112)	607	494
Funds assumed and acquired	—	—	—	40
Currency revaluation	(176)	2,035	(7,648)	(281)

Total additions (reductions)	$6,431	$(1,034)	$12,636	$1,016

Deductions
Payments to policyholders	$1,782	$1,696	$5,437	$5,600
Management and administrative fees	230	210	645	656

Total deductions	$2,012	$1,906	$6,082	$6,256

Net addition to (reduction from) segregated funds for the period	$4,419	$(2,940)	$6,554	$(5,240)
Segregated fund net assets, beginning of period	60,966	56,906	58,831	59,206

Segregated fund net assets, September 30	$65,385	$53,966	$65,385	$53,966

The accompanying notes are an integral part of these interim consolidated financial statements.

NOTES TO THE SUMMARY CONSOLIDATED FINANCIAL STATEMENTS
(Canadian $ in millions unless otherwise stated, unaudited)

NOTE 1 Significant Accounting Policies

Manulife Financial Corporation (“MFC”) is a publicly traded stock life insurance company and the holding company of The Manufacturers Life Insurance Company, a Canadian life insurance company.

These summary consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and the accounting requirements of the Superintendent of Financial Institutions (Canada) (“OSFI”), except that these unaudited financial statements do not include all of the disclosures required for annual financial statements. None of the accounting requirements of OSFI is an exception to accounting principles generally accepted in Canada. The significant accounting policies followed in the preparation of these interim summary Consolidated Financial Statements are consistent with those found in the 2002 Annual Report and should be read in conjunction with the 2002 Annual Report.

NOTE 2 New and Future Accounting Changes

The Canadian Institute of Chartered Accountants issued Accounting Guideline 14, “Disclosure of Guarantees,” in February 2003 effective for financial statements of interim and annual periods commencing on or after January 1, 2003. The Guideline clarifies disclosure requirements for certain guarantees. The adoption of this Guideline did not have a significant impact on the Company’s financial position or results of operations.

NOTE 3 Preferred Share Issuance

On June 19, 2003, MFC issued 14 million Class A Shares, Series 1 (“Series 1 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $350. The shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.10% per share. With regulatory approval, the shares may be redeemed by MFC on or after June 19, 2010, in whole or in part, at declining premiums, by either payment of cash or the issuance of MFC common shares. On or after December 19, 2015, the Series 1 Preferred Shares will be convertible at the option of the holder to MFC common shares, subject to the right of MFC prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares.

NOTE 4 Stock-Based Compensation

Effective January 1, 2003, the Company (MFC and its subsidiaries) changed its accounting policy on a prospective basis for stock options granted to employees on or after January 1, 2002, from the intrinsic value method to the fair value method, and recorded an additional compensation expense of $4 and $10 during the three and nine months ended September 30, 2003, respectively.

As at September 30, 2003, there were 14 million outstanding stock options and deferred share units.

During the first quarter, the Company established a new Restricted Share Unit (“RSU”) plan and granted 969 thousand RSUs to certain eligible employees. RSUs represent phantom common shares of MFC that entitle a participant to receive payment equal to the market value of the same number of common shares at the time the RSUs vest. RSUs vest and are paid out in three years and the related compensation expense is recognized over the period. Compensation expense related to RSUs was $3 and $7 for the three and nine months ended September 30, 2003, respectively.

NOTE 5 Segmented Information

The Company provides a wide range of financial products and services, including individual life insurance, group life and health insurance, pension products, annuities and mutual funds, to individual and group customers in the United States, Canada and Asia. The Company also offers reinsurance services, primarily life and accident reinsurance, and provides investment management services with respect to the Company’s general fund assets, segregated fund assets and mutual funds and, in Canada and Asia, to institutional customers.

The Company’s business segments include the U.S., Canadian, Asian, Japan and Reinsurance divisions. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market.

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Reinsurance Division into the different geographic segments to which its business pertains.

BY SEGMENT

For the three months	U.S.	Canadian	Asian	Japan	Reinsurance	Corporate
ended September 30, 2003	Division	Division	Division	Division	Division	& Other	Total

REVENUE
Premium income
Life and health insurance	$509	$649	$381	$279	$185	$—	$2,003
Annuities and pensions	269	164	23	—	—	—	456

Total premium income	$778	$813	$404	$279	$185	$—	$2,459
Investment income	437	488	87	43	55	16	1,126
Other revenue	263	72	35	8	9	7	394

Total revenue	$1,478	$1,373	$526	$330	$249	$23	$3,979

Interest expense	$3	$24	$10	$1	$1	$26	$65

Income (loss) before income taxes	$167	$176	$92	$35	$52	$(33)	$489
Income taxes	(47)	(45)	(5)	(7)	(11)	21	(94)

Net income (loss)	$120	$131	$87	$28	$41	$(12)	$395

Segregated fund deposits	$3,300	$454	$257	$221	$—	$—	$4,232

As at September 30, 2003
Actuarial liabilities	$20,098	$18,880	$4,039	$8,099	$874	$500	$52,490

Funds under management
General fund	$23,633	$26,853	$6,256	$10,872	$3,669	$7,128	$78,411
Segregated funds	51,787	9,569	3,063	966	—	—	65,385
Mutual funds	—	1,552	1,464	—	—	—	3,016
Other managed funds	—	—	1,823	—	—	2,205	4,028

BY GEOGRAPHIC LOCATION

For the three months ended September 30, 2003	United States	Canada	Asia	Other	Total

REVENUE
Premium income
Life and health insurance	$573	$659	$660	$111	$2,003
Annuities and pensions	269	164	23	—	456

Total premium income	$842	$823	$683	$111	$2,459
Investment income	470	514	130	12	1,126
Other revenue	270	75	45	4	394

Total revenue	$1,582	$1,412	$858	$127	$3,979

BY SEGMENT

For the three months	U.S.	Canadian	Asian	Japan	Reinsurance	Corporate
ended September 30, 2002	Division	Division	Division	Division	Division	& Other	Total

REVENUE
Premium income
Life and health insurance	$466	$622	$369	$373	$331	$—	$2,161
Annuities and pensions	458	185	22	—	—	—	665

Total premium income	$924	$807	$391	$373	$331	$—	$2,826
Investment income	451	378	76	47	58	21	1,031
Other revenue	251	79	26	9	8	5	378

Total revenue	$1,626	$1,264	$493	$429	$397	$26	$4,235

Interest expense	$8	$18	$12	$1	$1	$27	$67

Income (loss) before income taxes	$158	$102	$72	$37	$51	$(38)	$382
Income taxes	(42)	(19)	(1)	(10)	(9)	23	(58)

Net income (loss)	$116	$83	$71	$27	$42	$(15)	$324

Segregated fund deposits	$3,200	$268	$254	$36	$—	$—	$3,758

As at September 30, 2002
Actuarial liabilities	$22,401	$18,423	$4,211	$9,817	$1,072	$107	$56,031

Funds under management
General fund	$26,138	$24,423	$6,225	$13,151	$4,333	$6,223	$80,493
Segregated funds	43,155	8,140	2,191	480	—	—	53,966
Mutual funds	—	1,259	729	—	—	—	1,988
Other managed funds	—	—	700	—	—	2,101	2,801

BY GEOGRAPHIC LOCATION

For the three months ended September 30, 2002	United States	Canada	Asia	Other	Total

REVENUE
Premium income
Life and health insurance	$552	$634	$742	$233	$2,161
Annuities and pensions	458	185	22	—	665

Total premium income	$1,010	$819	$764	$233	$2,826
Investment income	479	409	123	20	1,031
Other revenue	256	79	37	6	378

Total revenue	$1,745	$1,307	$924	$259	$4,235

BY SEGMENT

For the nine months	U.S.	Canadian	Asian	Japan	Reinsurance	Corporate
ended September 30, 2003	Division	Division	Division	Division	Division	& Other	Total

REVENUE
Premium income
Life and health insurance	$1,508	$1,940	$1,099	$944	$545	$—	$6,036
Annuities and pensions	1,148	641	72	—	—	—	1,861

Total premium income	$2,656	$2,581	$1,171	$944	$545	$—	$7,897
Investment income	1,330	1,381	250	111	170	155	3,397
Other revenue	750	207	96	20	34	20	1,127

Total revenue	$4,736	$4,169	$1,517	$1,075	$749	$175	$12,421

Interest expense	$11	$64	$31	$2	$3	$79	$190

Income (loss) before income taxes	$463	$457	$235	$97	$194	$(73)	$1,373
Income taxes	(125)	(109)	(12)	(19)	(45)	57	(253)

Net income (loss)	$338	$348	$223	$78	$149	$(16)	$1,120

Segregated fund deposits	$10,331	$1,301	$742	$535	$—	$—	$12,909

BY GEOGRAPHIC LOCATION

For the nine months ended September 30, 2003	United States	Canada	Asia	Other	Total

REVENUE
Premium income
Life and health insurance	$1,714	$1,986	$2,043	$293	$6,036
Annuities and pensions	1,148	641	72	—	1,861

Total premium income	$2,862	$2,627	$2,115	$293	$7,897
Investment income	1,429	1,569	361	38	3,397
Other revenue	771	214	121	21	1,127

Total revenue	$5,062	$4,410	$2,597	$352	$12,421

BY SEGMENT

For the nine months	U.S.	Canadian	Asian	Japan	Reinsurance	Corporate
ended September 30, 2002	Division	Division	Division	Division	Division	& Other	Total

REVENUE
Premium income
Life and health insurance	$1,441	$1,841	$1,027	$1,096	$791	$—	$6,196
Annuities and pensions	1,219	526	73	—	—	—	1,818

Total premium income	$2,660	$2,367	$1,100	$1,096	$791	$—	$8,014
Investment income	1,308	1,167	250	50	165	132	3,072
Other revenue	754	223	79	23	31	16	1,126

Total revenue	$4,722	$3,757	$1,429	$1,169	$987	$148	$12,212

Interest expense	$15	$45	$33	$3	$1	$83	$180

Income (loss) before income taxes	$469	$347	$189	$128	$173	$(69)	$1,237
Income taxes	(124)	(77)	(4)	(43)	(41)	53	(236)

Net income (loss)	$345	$270	$185	$85	$132	$(16)	$1,001

Segregated fund deposits	$10,752	$953	$753	$409	$—	$—	$12,867

BY GEOGRAPHIC LOCATION

For the nine months ended September 30, 2002	United States	Canada	Asia	Other	Total

REVENUE
Premium income
Life and health insurance	$1,694	$1,875	$2,123	$504	$6,196
Annuities and pensions	1,219	526	73	—	1,818

Total premium income	$2,913	$2,401	$2,196	$504	$8,014
Investment income	1,379	1,344	300	49	3,072
Other revenue	770	223	108	25	1,126

Total revenue	$5,062	$3,968	$2,604	$578	$12,212

NOTE 6 Proposed Business Combination with John Hancock Financial Services, Inc.

On September 28, 2003, the Company announced that it had entered an agreement with John Hancock Financial Services, Inc. (“JHF”) under which JHF will merge with a newly-formed wholly-owned subsidiary of MFC. In conjunction with this transaction, MFC expects to issue approximately 337 million common shares, subject to adjustment. The transaction is expected to close in the second quarter of 2004 and is subject to customary closing conditions, including the approval of the shareholders of JHF and the receipt of applicable regulatory approvals.

NOTE 7 Subsequent Event

On October 30, 2003, MFC received the acceptance from the Toronto Stock Exchange (the “Exchange”) of the company’s intention to make a normal course issuer bid to purchase up to 46 million common shares, representing approximately 9.9% of common shares issued and outstanding at that time. Purchases under the bid will be executed on the Exchange in the 12 months following the commencement of the bid on November 4, 2003. Transactions will be executed on the Exchange at prevailing market prices in amounts and at times determined by MFC, subject to compliance with applicable law and regulations. Any common shares purchased as part of the bid will be cancelled.

NOTE 8 Comparatives

Certain comparative amounts have been reclassified to conform with the current period’s presentation.

STATISTICAL SUMMARY

	2003			2002
(Canadian $ in millions unless otherwise stated
and per share information, unaudited)	Q3	Q2	Q1	Q4	Q3

Net income	395	387	338	369	324
Less: net income (loss) attributed to participating policyholders	(1)	1	2	(3)	(3)

Net income attributed to shareholders	396	386	336	372	327
Preferred share dividends	4	—	—	—	—

Net income available to common shareholders	392	386	336	372	327

Premiums and deposits:
Life and health insurance premiums	2,003	2,021	2,012	2,146	2,161
Annuity and pension premiums	456	577	828	619	665
Segregated fund deposits	4,232	4,196	4,481	4,158	3,758
Mutual fund deposits	502	306	346	253	291
ASO premium equivalents	218	222	214	214	211

Total premiums and deposits	7,411	7,322	7,881	7,390	7,086

Funds under management:
General fund	78,411	76,886	79,087	81,195	80,493
Segregated funds	65,385	60,966	56,508	58,831	53,966
Mutual funds	3,016	2,543	2,268	2,167	1,988
Other managed funds	4,028	3,916	3,714	3,982	2,801

Total funds under management	150,840	144,311	141,577	146,175	139,248

Capitalization:
Subordinated debt	1,351	1,352	1,388	1,436	1,433
Non-controlling interest in Manulife Financial Capital Trust	1,000	1,000	1,000	1,000	1,000
Trust preferred securities issued by subsidiaries	665	681	724	794	781
Equity
Participating policyholders’ equity	94	95	94	92	95
Shareholders’ equity
Preferred shares	344	344	—	—	—
Common shares	599	598	597	596	600
Contributed surplus	11	7	3	—	—
Shareholders’ retained earnings	8,235	7,942	8,025	8,060	7,868

Total capital	12,299	12,019	11,831	11,978	11,777

Selected key performance measures:
Basic earnings per common share	$0.85	$0.83	$0.73	$0.80	$0.69
Diluted earnings per common share	$0.84	$0.83	$0.72	$0.80	$0.69
Return on common shareholders’ equity (annualized)	17.9%	18.0%	15.8%	17.2%	15.2%
Book value per common share	$19.11	$18.47	$18.64	$18.71	$18.13
Market value to book value ratio	2.04	2.07	1.89	1.84	1.85
Market capitalization ($ billions)	18.1	17.7	16.3	15.9	15.6
Common shares outstanding (in millions)
End of period	463	463	463	463	467
Weighted average — basic	463	463	463	463	474
Weighted average — diluted	466	466	466	466	477

SHAREHOLDER INFORMATION

MANULIFE FINANCIAL CORPORATION HEAD OFFICE 200 Bloor Street East Toronto, ON Canada M4W 1E5 Tel: (416) 926-3000 Fax: (416) 926-5454 Web site: www.manulife.com	INVESTOR RELATIONS
Manulife Financial Corporation
Investor Relations Department
200 Bloor Street East
North Tower, 7th Floor
Toronto, ON Canada
M4W 1E5
Tel: 1-800-795-9767
Fax: (416) 926-3503
e-mail: investor_relations@manulife.com

TRANSFER AGENT AND REGISTRAR

Contact our Transfer Agent for information regarding your shareholdings, including changes of address, changes in registration, direct deposit of dividends (Canada, United States and Hong Kong), lost certificates, to eliminate duplicate mailings of shareholder material or to receive shareholder material electronically.

TRANSFER AGENT IN CANADA
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, ON
Canada M5C 2W9
Local: (416) 643-6268
Toll Free: 1-800-783-9495
Fax: 1-877-713-9291
e-mail:
inquiries@cibcmellon.com

CIBC Mellon offices are also available in Montreal, Halifax, Winnipeg, Vancouver and Calgary	TRANSFER AGENT IN THE UNITED STATES
Mellon Investor Services
P.O. Box 3420
South Hackensack, NJ
07606-3420 U.S.A.
Tel: 1-800-783-9768
e-mail:
inquiries@cibcmellon.com

TRANSFER AGENT IN HONG KONG
Computershare Hong Kong
Investor Services Limited
Shops 1712 — 1716
17th Floor
Hopewell Centre
183 Queen’s Road East
Wanchai, Hong Kong
Tel: (852) 2862-8628	TRANSFER AGENT IN THE PHILIPPINES
The Hong Kong and
Shanghai Banking
Corporation Limited
Stock Transfer Department
30/F Discovery Suites
25 ADB Avenue
Ortigas Center, Pasig City
Philippines
Tel: (632) 683-2691	AUDITORS Ernst & Young LLP Chartered Accountants Toronto, Canada MFC REPORT TO SHAREHOLDERS This Report to Shareholders is also available online at www.manulife.com

RATINGS

Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth. As at September 30, 2003, Manulife Financial had capital of Cdn $12.3 billion, including Cdn $8.8 billion of common shareholders’ equity. Manufacturers Life’s financial strength and claims paying ratings are among the strongest in the insurance industry.

A.M. Best	A++	(1st of 16 categories)
Dominion Bond Rating Service	IC-1	(1st of 5 categories)
FitchRatings	AA+	(2nd of 24 categories)
Moody’s	Aa2	(3rd of 21 categories)
Standard & Poor’s	AA+	(2nd of 21 categories)

COMMON STOCK TRADING DATA

The following values are the high, low and close prices plus the average daily trading volume for Manulife Financial Corporation’s common stock on the Toronto Stock Exchange, the New York Stock Exchange, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the third quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 0945.

As at September 30, 2003, there were 463 million common shares outstanding.

July 1 — September 30, 2003	Toronto	New York	Hong Kong	Philippines

High	$43.70	32.04	247	1,725
Low	$37.39	27.05	213	1,420
Close	$39.03	28.90	236	1,625
Average Daily Volume (000)	1,293	301	17	1
	Canadian $	United States $	Hong Kong $	Philippine Pesos

Manulife Financial and the block design are registered service marks and trademarks of The Manufacturers Life Insurance Company and are used by it and its affiliates including Manulife Financial Corporation.

ELECTRONIC DOCUMENTS NOW AVAILABLE FROM MANULIFE FINANCIAL

Manulife Financial is pleased to introduce Electronic Documents. Access the information when you want, no more waiting for the mail. If this suits your needs, we would like you to take advantage of this new service.

The Manulife Financial documents available electronically are:

•	Annual Reports

•	Notice of Shareholder Meetings

•	Shareholder Reports

•	Proxy related info

These documents will be available to you on our Web site at www.manulife.com at the same time as they are mailed to other shareholders. Documents relating to the annual meeting, including annual reports will be available on the Web site until the next version is available.

We will notify you when documents will be available on the Web site and confirm the instructions for accessing the documents at the same time. In the event that the documents are not available on our Web site, paper copies will be mailed to you.

Computer Requirements: To view, download or save the documents, you will need a personal computer with a minimum of 486/33 processor (or Macintosh LCIII) with at least 16 MB of RAM, Windows 3.1, access to an Internet Services Provider with Netscape Navigator 3.0 (or higher) or Microsoft Internet Explorer 3.0 (or higher) and an Acrobat Reader 3.0 (or higher) to read the material. A link will be provided to allow downloading of Acrobat Reader if you do not already have it installed.

You can change or revoke this consent or request a paper copy of the documents at any time by notifying Manulife’s transfer agent at the locations shown on page 18.

YOU CAN REGISTER FOR THIS SERVICE ONLINE AT WWW.CIBCMELLON.COM/ELECTRONICDELIVERY OR COMPLETE THE FORM ON THE REVERSE AND RETURN BY MAIL TO OUR TRANSFER AGENT (LISTED ON PAGE 18).

CONSENT TO RECEIVE DOCUMENTS ELECTRONICALLY

To receive documents electronically when they are available through Manulife Financial’s electronic delivery service, complete this form and return it as indicated.

I have read and understand the statement on the reverse and consent to receive electronically the Manulife Financial documents listed in the manner described. I acknowledge that I have the computer requirements to access the documents that are made available on Manulife Financial’s Web site. I understand that I am not required to consent to electronic delivery and that I may revoke my consent at any time.

Please note: We will contact you by phone only if there is a problem with your e-mail address.

The information provided is confidential and will not be used for any purpose other than that described.

PLEASE PRINT

Shareholder Name: ____________________________________________

Contact Phone Number: (_____) __________________________________

Shareholder e-mail Address: _____________________________________

Shareholder signature: __________________________________________

Date: __________________________________________